Via Edgar

October 29, 2015

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E. Washington, D.C. 20549

Attention:	Matthew Crispino, Staff Attorney
Mitchell Austin, Staff Attorney

Re:	MassRoots, Inc.
Amendment No.3 to Registration Statement on Form S-1
Filed October 27, 2015
File No. 333-206731

Ladies and Gentlemen:

On behalf of MassRoots, Inc. (the “Company”), we are writing to respond to the comments dated October 28, 2015, from the staff of the Securities and Exchange Commission (the “Commission”) regarding Amendment #3 to the Company’s Registration Statement on Form S-1 filed with the Commission on October 27, 2015 (the “Registration Statement”). The Company’s responses below correspond to the captions and numbers of those comments, which are reproduced below in italics. In response to your comments, the Company has amended the Registration Statement, as appropriate, and filed Amendment #4 to the Registration Statement with the Commission (“Amendment”). Capitalized terms used in this letter but not otherwise defined herein have the meanings assigned to them in the Registration Statement.

Comment 1.	Please include a statement on your prospectus cover page that there is no established public trading market in the United States for your common stock and that quotes on an overthe- counter marketplace may not be indicative of the market price on a national securities exchange..
Response:

In response to your comment, the Company has revised the cover page of the Prospectus to include the following disclosure in the second full paragraph: “Currently, there is no established public trading market in the United States for our common stock and quotes of our stock on an OTCQB may not be indicative of the market price on a national securities exchange.” Please see the cover page of the Prospectus.

Comment 2.	We note that Chardan Capital Markets, LLC has not yet received approval of its compensation arrangement from FINRA. As a result, please revise the cover page and the plan of distribution section to remove the discussion of the specifics of your arrangement with Chardan. Confirm that once Chardan has received approval of its compensation arrangement from FINRA, you will file a post-effective amendment to provide the required disclosure.

Response:

In response to your comment, the Company has revised the cover page, the “Plan of Distribution” section, and the Use of Proceeds section of the Prospectus to remove discussion of the Chardan arrangement. Please see the cover page and pages 21 and 24-25 of the Prospectus. In addition, the Company confirms to the Staff that once Chardan has received approval of its compensation arrangement from FINRA, it will file a post-effective amendment to the Registration Statement to provide the required disclosure.

If you have any questions relating to any of the foregoing, please contact the undersigned at (212) 908-3958.

Respectfully,

/s/ Peter J. Gennuso

Peter J. Gennuso

Copy to: Isaac Dietrich